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                            September 11, 2023

       M. Andrew Franklin
       Chief Executive Officer and President
       Wheeler Real Estate Investment Trust, Inc.
       2529 Virginia Beach Blvd
       Virginia Beach, VA 23452

                                                        Re: Wheeler Real Estate
Investment Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed September 1,
2023
                                                            File No. 333-274329

       Dear M. Andrew Franklin:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-11 filed September 1, 2023

       General

   1. We note that the Company intends to settle redemptions of Series D Preferred Stock in shares of Common Stock
based on the market price. Because you are not eligible to
                                                        conduct an offering
under Rule 415(a)(1)(x), you are ineligible to conduct an at-the-
                                                        market offering under
Rule 415(a)(4). Please provide your analysis as to how you are able to conduct an
at-the-market offering or revise accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 M. Andrew Franklin
Wheeler Real Estate Investment Trust, Inc.
September 11, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544
with any questions.



                                                           Sincerely,
FirstName LastNameM. Andrew Franklin
                                                       Division of Corporation
Finance
Comapany NameWheeler Real Estate Investment Trust, Inc.
                                                       Office of Real Estate &
Construction
September 11, 2023 Page 2
cc:       Daniel P. Raglan
FirstName LastName